Exhibit 99.3

Memic Investor Presentation – Transcript	Date: August 13, 2021

Chris Dewey, Chief Executive Officer of MedTech Acquisition Corp.:

Hi, my name is Chris Dewey, CEO of MedTech Acquisition Corp.. On the screen, you see pictures of some of my partners. We all go back to - we have deep, deep knowledge and understanding around medical robotics. It goes back to our days at Mako.I was the founder with my partner, Maurice Ferre of Mako, and you know the story that we sold to Stryker. But there is deep experience around this team. But more importantly, I want to tell you about the target that we found Memic.

It's a FDA approved surgical robotics platform. It has unique technology. The arms retroflex. This is, this is modern technology doesn't go back to, where the early days. What you'll hear from Dvir, the chairman and inventor. There are so many things to tell you about this company, not the least of which the cost, the footprint is much smaller than the legacy systems. It's a perfect fit for us for the team on the screen. We're going to go back and kind of use the strategy that we used at Mako, which was to focus on a portion of the market. At Mako, to remind you, our addressable market was [INAUDIBLE] or partial needs. It was a 40,000-procedure market. We're going to focus on women's health and the market, the addressable market for this company is over million procedures in the U.S. alone. When we get CE mark at the end of the year, they'll expand to 4.5M procedures.This is just a brilliant, beautiful piece of technology. And instead of me babbling on of how great it is, I'd like to turn it over to Karim Karti, the chairman of MedTech Acquisition Corp. and let him give you a little bit of an idea of that technology and what we found.

Karim Karti, Chairman of the Board of MedTech Acquisition Corp.:

Thank you very much, Chris.

We're very excited by what we found. Memic is an incredible, unique opportunity in the robotics. You heard from Chris. It fits all the criterias that we laid out for our investors. It is FDA approved. It has an incredibly large initial TAM, a very attractive financial profile, both in growth and growth margin potential.

Most importantly, what we'd like to highlight is we believe that the adoption of this platform in the initial market will be extraordinary. It fits all the quadruple aim criterias. It has strong endorsement from the society. It is preferred by the surgeon. It is already reimbursed and recommended by the payers. And most importantly, it will be an easier experience for the surgeons and for the hospitals. So for all those reasons, we believe the adoption path will be one of the highest in the industry. And with that, I'd like to introduce Dvir Cohen, who is the CEO and co-founder of Memic with an incredible background in robotics.

Dvir, up to you.

Dvir Cohen, Chief Executive Officer of Memic Innovative Surgery Ltd.:

Wonderful, thank you, Karim.

So this is the first of its kind robotic platform that enables the transvaginal access. It has the shoulder, elbow and wrist, and the system is actually so small, it can actually be table-mounted to provide faster and easier patient access.

I'm Dvir, I'm the CEO and co-founder of the company, have been many years in the Israeli Ministry of Defense to develop fire robotic systems, sub-macro accuracy and inclusive duty and match with the professor that had a revolutionary idea to develop robotic system and take fingers, to make it easier for the surgeon to grasp different tissues.

And after talking to a lot of surgeons, I understand they want to feel immersed in the surgical field. So I've developed a platform that had the entire upper [INAUDIBLE] shoulder, elbow and wrist. And I've decided to start being focused on a specific set of indications, which we are the only ones who can facilitate and enabling transvaginal access for the vast majority of patients. And we've built a fantastic team just as a swift look at the logos here. You can see that we have a very robust team with a proven track record of execution and commercializing robotic platforms.

And it is actually the only system that measures the benefits of laparoscopic approach, robotic approach and a transvagina access. The first of its kind, a robotic patent that is FDA authorized for transvaginal access.

So what you can see in this video, this is traditional laparoscopic approach that has superior visualization but has some challenges when it comes to triangulation and reach. And today, the legacy robotic platforms actually mechanizing those laparoscopic instruments.

What you can see here is actually the transvaginal access that is by far the most recommended procedure, with a direct access to organ, low postoperative pain and other advantages. But as you can see from this image, it is highly challenging with limited visualization. Does the surgeon need to practically palpate his way to the uterus to conduct a transvaginal access?

So what we do actually, we combine the benefits of all those approaches with a transvaginal access, leveraging that triangulation to retroflex towards the point of entry to conduct laparoscopic robotic hysterectomy through a transvaginal portal. So we practically marry all of those benefits and eliminating all of the other disadvantages.

So this disruptive architecture and instrumentation results in transformative surgical architecture, because of the positioning technology is within the instruments where the shoulder, elbow and wrist, the capital equipment is very, very small and elegant. It can fit any size or ambulatory surgery centers, highly mobile, more affordable. It is table-mounted to provide easy patient access.

And the fact that this technology is so unique allows us to build a very robust IP portfolio with more than 200 applications that the architecture, the instrumentation, the manufacturing process and the surgical method that are surgical procedures that are enabled by this technology are al so IP protected.

So we believe our chance is no less than $10B and our approach, as Chris measured earlier, both at Intuitive and at Mako is to build, fortify and then expand. Our step one is commercialization in the United States. Then expand with all the call points that will describe today, internationally, globally, within gynecology. I'll see markets around the corner. And step three, which is leveraging the teachnology of the platforms, both with the current system and our advanced technology to address additional application in general surgery, colorectal, thoracic, transoral and transrectal.

So currently we have FDA marketable authorization for an umbrella of gynaecological indication, including hysterectomies, [INAUDIBLE], Oophorectomy, cystectomy, composing more than 1M procedures a year in the states alone. And the brilliance about this technology, this platform that we can take a market which is currently being done in 60% of cases and expand that to 100% of cases, 1M procedures a year. And we will leverage the capital from this transaction to expand internationally, increasing our chance to more than 4.7M procedures a year within gynecology.

So I handed it to Dr. Michael Conditt, our V.P. of Strategic Marketing and Clinical development to describe the procedure and the science behind it, Michael.

Michael Conditt, Vice President of Strategic Marketing and Clinical development, Memic Innovative Surgery Ltd.:

Thank you, Dvir. My name is Michael Conditt. Let's talk a little bit about the clinical application we've chosen for this technology. A hysterectomy is the second most common surgery in women in the U.S. following C-section. There are 600,000 hysterectomies performed in the U.S. each year.

If we think about how hysterectomies are done. Let's start with the abdominal approach. It's an open, invasive technique that requires a large incision in the abdomen to reach the uterus. Less invasive for sure are laparoscopic approaches, which have multiple portals placed in the abdomen through which straight stick instruments are used to work on the uterus.

This has been improved somewhat with Da Vinci robotic hysterectomy, where there's simply a robotic arm attached to each one of these straight sticks. These three techniques, abdominal, laparoscopic and robotic laparoscopic comprise 84% of the hysterectomies that are currently done in the US, despite the fact that the ideal approach and certainly the least invasive approach is a vaginal hysterectomy where there are no abdominal scars and there's just one incision in the vaginal canal. So if you think about the value to all of the key stakeholders, actually the patient, the surgeon, the hospital and the payer, there are certainly added advantages to laparoscopic approaches over abdominal approaches.But nothing comes close to the added value of the vaginal hysterectomy.

There is overwhelming clinical evidence to support the use of the vaginal approach. The most comprehensive scientific review to date is from the Cochrane Library. They published your review where they looked at papers that have published the results from multiple randomized controlled trials, comparing the clinical outcomes of all these different techniques. And they found that the vaginal hysterectomy results in better clinical outcomes and fewer complications. Now they conclude their study with the strong statement that whenever technically feasible, the vaginal hysterectomy should be performed. This data is so strong that ACOG the society, the American College of Obstetricians and Gynecologists recommend the vaginal approach whenever feasible because of the better clinical outcomes. It provides a superior safety profile for the patient. They recover faster, and obviously it's more cosmetically appealing because there's no abdominal scars.

Here is the ACOG statement, the vaginal approach is the approach of choice whenever feasible because it's associated with better outcomes.

Following this statement, many payers have also recommended the vaginal approach. This is a statement from United Health Care. It says the vaginal approach to hysterectomy should be used because it has fewer complications, shorter hospital stay and better clinical outcomes.

So despite all this overwhelming clinical evidence and a recommendation for the vaginal approach, because of the reasons I said before, it's only performed in 16% of the cases in the U.S..

This is the landscape of procedures from most invasive to least invasive, and you see the bar graph on the bottom shows the distribution of usage in the U.S. of the different techniques.

So when you look at this graph and we will show you data soon showing that there are definite clinical advantages to a vaginal approach, so much so that it is the recommended approach. This begs the question, why isn't it done more often? Why is it only done 16 percent of the time? And the answers are pretty simple.

The first one is a visualization issue. And you saw that in the animation before. It's difficult to visualize the procedure that happens at the end of the vaginal canal without any visualization techniques and a lot of palpation with fingers and doing dissection often blindly.

Another big reason, probably the primary reason vaginal hysterectomy isn't done more often is that there are certain aspects, anatomic aspects of the disease state which make doing a manual vaginal hysterectomy prohibitively challenging even for well-trained vaginal surgeons, and they are prolapsed level uterine size and the location of presence and location of adhesions. So when we saw all this, we definitely saw a need for a surgical solution that really leverages the benefits of all of the techniques, the ergonomics of the robotics approach, where the surgeon is able to sit comfortably at a console, the visualization of the laparoscopic approach and then all the clinical benefits of the vaginal approach.

Let's talk a little bit more about these anatomic barriers that really limit the adoption of the vaginal approach to hysterectomy, despite the fact that it has better clinical outcomes.

The first one I mentioned was uterine prolapse, specifically lack of uterine prolapse. Prolapse describes where the uterus is located in the vaginal canal, if it's descended or not. And you'll see in these anatomic pictures on the right, you see a normally suspended uterus. And if a patient comes in and needs a hysterectomy with a uterus in a normal position, you can see from this diagram it's difficult to reach all the way to the top of the uterus to release the ligaments that hold it up in the abdomen.

However, if a woman comes in and needs a hysterectomy and the uterus is as prolapsed as it is in the diagram on the top right, that's a pretty easy procedure to do vaginally manually.

Another one is uterine size. A very large uterus is prohibitively challenging to do vaginally. For the same reason, It's a reach and articulation issue to reach to the top of the uterus, to reach those ligaments that hold it up in the abdomen.

And thirdly, and probably most importantly, adhesions. Adhesions are basically scar tissue in the abdomen, and they occur for a number of reasons. The primary reason being previous surgery, in particular C-section, which I told you was the most common procedure performed on women in the U.S. A C-section basically glues the bladder to the uterus and the anterior portion and that is an area that you have to enter if you do a manual vaginal technique, but not with our technique. And so all of these taken together really limit the adoption of the vaginal approach.

If we look at the data that we've published so far, we have published the data that we submitted to the FDA for our De Novo authorization, and here you see a few papers from that. This is a study that included multiple sites, multiple surgeons, even some inexperienced surgeons. So we could look at the effect of experience.

In all of these cases, we saw no intraoperative complications, no transfusions, no bladder erectile injuries, and no conversion to any other type of hysterectomy approach.

We also followed the patient's postoperatively and saw in six weeks, we had no incidence of vaginal wall or cuff damage and no cuff dehiscence. So there is complete healing at the point of entry in the vaginal canal.

So we've clearly proven the safe and effective use of the commonest robot for the indications that we have approval for. We've also been busy looking at the usability of the system whenever you introduce new technology into the operating room. You have to be aware that you are often introducing technology to a staff that hasn't seen this type of technology or surgeons that haven't used it. So we published papers on the posterior entry. We published papers on how surgeons and our staff adopt the technology. We've even published a paper on what will likely be our next indication, which is a supracervical hysterectomy, which is the least invasive hysterectomy technique because it preserves the patient's cervix and only takes the top of the uterus. So we've been able to show the use of the robot to enable a transvaginal supracervical hysterectomy.

So if you recall the three anatomic barriers that I described that really limit the adoption of the vaginal approach, even in surgeons that want to use it more.

Well, what we did is we looked at our data, the cases that we've completed with this in mind, and you see here the distribution of our cases across prolapsed level, uterus size and level of adhesion. The take home message here is that all the hysterectomies that occurred in the blue bars, which made up 63 percent of the cases that we performed, would be prohibitively challenging to perform vaginally without the humanoid robot. So we really feel like our technology is enabling more surgeons to offer more women the preferred surgical approach for their hysterectomy.

I will now turn it over to Steve Nunes, our Chief Commercial Officer, to discuss the commercialization efforts.

Steve.

Steve Nunes, Chief Commercial Officer, Memic Innovative Surgery Ltd.:

Thank you, Michael. I'm Steve Nunes, I'm the Chief Commercial Officer, and I'm going to speak to our commercialization program.

Having received our FDA authorization in March, we are well on our way to establishing our first customer site. We're engaging in sales and marketing activities that continue to build our sales funnel, including a recent live meeting of Society of gynecologic surgeons in Palm Springs, California, where we left with a significant number of very strong sales leads and had great conversations with the leadership of the Society of Gynecologic Surgeons while we were there.

We will continue to build our sales funnel, enhance our abilities to build the sales funnel by recruiting and hiring and additional sales executives to build out our sales organization and to be able to touch surgeons across the United States. We will take advantage of the very small and compact size of our robotic system. And it's relatively inexpensive price point to be able to go into the ambulatory surgery center marketplace.

Ambulatory Surgery Center markets today are seeing unprecedented volumes of surgeries coming through, out migrating from the hospital environment into the ambulatory surgery center environment and this is only been encouraged, enhanced by the Covid pandemic that our country has been undergoing.

We're also going to leverage the influence of patients. Patients are very active in deciding what type of health care they want and what type of surgical techniques are available to them. So we're going to leverage the patients and their desires to have a less invasive procedure, a procedure that requires less time to recover from. And very importantly, for the patients in this age group, a cosmetic outcome, no visible scars on their bodies. So we're very excited about the opportunity to make patients very happy about their surgical outcomes.

We ask them [INAUDIBLE] good companies like ours will always continue to build clinical evidence that supports our commercialization and supports our ability to drive adoption of our technology in the field.

One of the great luxuries that we have at Memic is the fact that we are able to meet unmet needs among all the stakeholders in the health care system. For patients, we are able to offer a vaginal approach which results in less pain, no visible scarring and a shorter recovery time.

And by the way, this is the least invasive way to do this. And we're able to expand the availability of this wonderful surgical procedure to virtually 100 percent of the patients that are candidates for hysterectomies.

For physicians, we're able to offer a robotic technology that is simple, fast and easy to learn to use and easy to use and fast to use in the operating rooms. And we're going to be able to enable them to provide their patients with what is a preferred way of doing hysterectomy and the other gynecologic procedures.

What we know from years of years of selling and marketing is that when you are able to meet the needs of physicians and their patients. Hospitals are attracted to any type of a program or product that does that. And it will enable a hospital to be able to drive incremental surgical volumes of a procedure that is reasonably profitable and one that is very important to their operations.

Last and not least, as touched upon previously in this presentation, for payers, the insurance companies, they have long known that a vaginal approach to hysterectomy and other gynecologic procedures results in less cost to them in covering the cost of the patient care.

And with that, I'll pass it on to Noam, our CFO.

Noam Atar, Chief Financial Officer, Memic Innovative Surgery Ltd.:

Hi everybody, I'm Noam, I'm the CFO and I'll do a quick walk through to our revenue ramp, which is built from a compounded average growth rate of 131%, bringing us to over $136M of revenues in 2025.

Now, that revenue amount is comprised of about, I would say, 70% system sold and 30% from our procedures. Now, if we take our list price of $600,000 per system, combine that with the flexible acquisition models we already have in place, which means rent, lease, pay per use or direct purchase by the hospital, we're confident that through the years we'll be able to sell over 400 systems by 2025.

If we take a look on the procedure volume, by 2025, we should be over 25,000 procedures a year, which is just shy of 3% of the total TAM as we mentioned earlier in the presentation.

From a gross margin point of view, we're very confident that we'll be able to achieve over 70% gross margin, both for the systems and the disposables. And we will execute on this plan and still have around 50 million dollars in our bank account by the end of 2025.

So if you take a look on the Pro Forma valuation of the transaction, the enterprise value is at $655M with $359 in the bank after the transaction is finalized; $250M coming from the SPAC; another $76M from the pipe; and the rest is coming from the existing Memic balance on hand.

Karim Karti, Chairman of the Board of Directors of MedTech Acquisition Corp:

Thank you Noam.

What you can see on this page is a set of comparable for Memic. Of course, Intuitive Surgical, the leader in the field; Vicarious Surgical, the recently announced [INAUDIBLE]; and a select group of high growth med tech companies. Which you can see in the middle, is the revenue multiples from enterprise value to 24 revenue. And you can see that Memic here compares quite favorably to this concept. Most importantly, we believe that Memic offers a very attractive entry point, given the incredible opportunity for growth over the next 5 to 10 years.

And in addition to that, you heard from Noam, that company will have over $50M on its balance sheet at the end of the projected period. Which leads to that the company will probably not raise additional capital and offers obviously now a very, very attractive entry point into the company and we believe that the company has set a very strong execution over the next 5 years. And with that, I'll hand it over to Chris Dewey, my partner.

Chris Dewey, Chief Executive Officer of MedTech Acquisition Corp.:

Thank you, Karim.

So hopefully now you understand why we are so excited about this unique, beautiful company. We believe we can have a major impact on women's health with our gen 2 system, which we really haven't talked about forearm system.

We have over a decade of growth ahead. Again, we can do something that no other robot can do at this time or in the future we believe, because of our vast IP, which is to do transvaginal surgery. As you've heard, we are less expensive, we have a smaller footprint, and we just believe we have unlimited growth ahead for this company. And lastly, we have a World-Class group of investors that have been with us since the Mako days. And our investors here in this beautiful company.

And with that, I'd like to thank you for your time today and listening to our story. And we are so excited to be working with the Memic team and going forward together.

Hominis Combines All Benefits of Current Approaches (Video Asset)

In this video, we will demonstrate a new minimally invasive surgical robot, specifically designed for transvaginal access, enabling the surgeon to operate robotically through a natural orifice. The articulations of the robotic arms are designed to mimic the human arm, they have shoulder, elbow and wrist joints so that the surgeon can intuitively control them from a console as if she was moving her own arms.

They have 360 degree multiple-entry flexibility, enabling the surgeon to accurately operate in all parts of the abdomen.

The robotic arms are safely inserted into the abdominal cavity under direct visualization with the arms in an extended position.

The surgeon is then able to retroflex the robotic arms, bending them backwards towards the point of entry.

Once the arms are in the retroflex position, the surgeon performs the procedure normally from the council using two robotic arms controllers.

Both robotic instruments are multifunctional and can each be used for grasping, dissection, bipolar and monopolar coagulation and cutting. There is therefore no need to exchange robotic instruments during the operation.

This is a video from one of our complex clinical cases where the patient received a hysterectomy along with a right side [INAUDIBLE] injectomy and a re-section of a large [INAUDIBLE] on the left side. At the end of the procedure, the robotic arms are extended and retracted and the resected uterus is removed through the vaginal canal. The point of entry is then closed vaginally.

Surgeon Testimonial Video (Video Asset)

My experience with the humanoid system exists in patients that are operated for both clinical trials that were conducted to get the De Novo FDA approval. I had at the time experience with the currently available robotic systems that functioned very well, but don't actually reduce the invasiveness of the surgery for the patient when compared to standard laparoscopic.

But you can see from the results that were recently published in the Journal of Minimally Invasive Gynecology that we operated a good variability of patients with low and high BMI, small and larger uteri, patients with and without prolapse, 80% of the patients had comorbidities, and many patients had previous surgery and adhesions. All the procedures in both trials were completed without conversion, within very reasonable operating times and without complications, and there was good vaginal cuff healing in all patients.

Every new system has a learning curve, and so does the humanoid robots. But during the clinical trials, we noticed that the learning curve was so short, both for the OR staff and for the surgeon. The system has a very small footprint so that it can easily be moved from one OR to the next between procedures and the nursing staff can do the set up quickly.

One of my fellows operated 4 cases. She had no previous robotic experience at all and she quickly learned to work with the system and completed 4 hysterectomies easily. I think what really helps beginning surgeons who don't have a lot of vaginal surgery experience is the richer affliction of the system. You can operate transvarginally, but the richer reflection of the robotic arms make it seem as if you're operating transabdominally, as you used to in laparoscopy.